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Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

June 27, 2014

Re:	Auris Medical Holding AG
Registration Statement on Form F-1

Mr. Jeffrey Riedler

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, DC 20549-3628

Dear Mr. Riedler,

On behalf of our client, Auris Medical Holding AG, a private company organized under the laws of Switzerland (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential draft Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated June 17, 2014. (the “Comment Letter”).

In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing a revised version of the Registration Statement together with this response letter. The revised version of the Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the revised version of the Registration Statement (including newly-filed exhibits) and three marked copies of the Registration Statement showing the changes to the Registration Statement confidentially submitted on June 6, 2014.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised version of the Registration Statement submitted herewith where the revised language addressing a particular comment appears.

Division of Corporation Finance U.S. Securities and Exchange Commission	2	June 27, 2014

AM-101 Clinical Development, page 76

1. We note that your revised registration statement omits various tables and charts illustrating the results of your Phase 2 trials for AM-101 that were included in prior amendments to your draft registration statement. Please restore this information to your registration statement as such tables and charts provided important data about the results of these trials.

Response: The Company respectfully advises the Staff that the tables and charts from page 73 through page 75 of the draft registration statement confidentially submitted on April 18, 2014 were inadvertently deleted. They have now been restored in the Registration Statement from page 77 through page 80.

2. We note your disclosure that over two Phase 2 clinical trials, AM-101 showed a statistically significant improvement in the AAT and OM group of patients when compared against placebo. Please revise your disclosure to discuss whether the specific results of the TACTT1 trial with respect to subjective tinnitus loudness were independently statistically significant as compared to placebo.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on page 79 to provide the requested information.

Collaboration and License Agreements

INSERM, page 88

3. Please expand your disclosure regarding your co-ownership/exploitation agreement with INSERM to provide the duration of the agreement. If the duration of the agreement is conditioned on the expiration of patents, please provide the expiration dates of the related patents.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on page 92 to provide the requested information.

Division of Corporation Finance U.S. Securities and Exchange Commission	3	June 27, 2014

Should any questions arise, please do not hesitate to contact me at (212) 450-4674, (212) 701-5674 (fax) or richard.truesdell@davispolk.com.

Thank you for your time and attention.

Sincerely,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr.

cc:	Via E-mail
Mr. Thomas Meyer, Chief Executive Officer
Mr. Sven Zimmermann, Chief Financial Officer